UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,000,000	$2,727.50

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 75,075 Series A Preferred Units. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021 equals $109.10 per $1,000,000 of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,727.50	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: November 10, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”), originally filed with the Securities and Exchange Commission on November 10, 2020 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO-I filed on November 24, 2020 (the “Amendment No. 1”) and the Amendment No. 2 to Schedule TO-I filed on December 10, 2020 (together with the Amendment No. 1, the “Prior Amendments”), relating to the offer (the “Tender Offer”) by the Partnership to purchase for cash up to $25,000,000.00 aggregate purchase price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units” or “units”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2020 (as it may be supplemented and amended from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase and the Schedule TO-I, the “Offering Documents”).

Except as specifically provided herein and in the Prior Amendments, the information contained in the Offering Documents remains unchanged by this Amendment No. 3. You should read this Amendment No. 3 together with the Offering Documents and the Prior Amendments.

Item 11.	Additional Information.

Item 11 of the Schedule TO-I is hereby amended and supplemented by adding the following:

1.

The Tender Offer expired at 11:59 p.m., New York City time, on December 23, 2020 (the “Expiration Date”). Based on preliminary information provided by D.F. King & Co., Inc., the tender and information agent of the Tender Offer (the “Tender and Information Agent”), as of the Expiration Date, 92,681 Series A Preferred Units had been validly tendered and not properly withdrawn. The number of Series A Preferred Units validly tendered and not properly withdrawn is preliminary and subject to verification by the Tender and Information Agent. Since the number of Series A Preferred Units validly tendered and not properly withdrawn exceeds the maximum aggregate purchase price of $25,000,000.00, the Partnership plans on accepting approximately 75,075 Series A Preferred Units. Holders who owned fewer than 100 Series A Preferred Units, or an “odd-lot,” who have validly tendered and not properly withdrawn all of their Series A Preferred Units, will not be subject to proration, in accordance with the terms of the Tender Offer. Based on the preliminary tender count, the Partnership has been informed by the Tender and Information Agent that the preliminary proration factor for the Tender Offer, after giving effect to the priority for odd-lot holders, is approximately 80.91%. This proration factor is preliminary and subject to change. The Partnership expects to issue payment for the Series A Preferred Units tendered and accepted for purchase under the Tender Offer on December 29, 2020.

2.

On December 24, 2020, the Partnership issued a press release announcing the preliminary results of the Tender Offer. A copy of that press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference into Item 11 of this Schedule TO-I.

Item 12.	Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(ii)	Press Release, dated December 24, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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